Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

May 20, 2010

Mr.  Dominc Minore
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line Aggressive Income Trust
File Nos 33-01575 811-04471

Dear Mr. Minore:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.
Under the caption “What are the Fund’s fees and expenses?” on page 2, the reference to “These tables describe…” will be changed to read “This table describes…”  The parenthetical after “Redemption Fee” will read “(as a percentage of amount redeemed or exchanged when held for less than 120 days)” and the footnote under “Redemption Fee” will be deleted.

2.
The last two sentences in the footnote on page 2 will be deleted and the following will be added: “The waivers cannot be terminated without the approval of the Board of Directors.”  The first sentence will be revised to disclose the waivers for the period June 1, 2010 through May 31, 2011. No amounts waived can be recouped by either the Adviser or the Distributor.

3.
The second sentence of the paragraph under “Example” on page 3 will be revised to read as follows:  “The example shows the cumulative amount of Fund expenses on a hypothetical investment of $10,000 with an annual 5% return over the time shown, assuming that the Fund’s total operating expenses remain the same except in year one.”

4.
The following will be added at the end of the paragraph under “What are the Fund’s principal investment strategies?”  “These securities are issued by companies that are rated B+ or lower for relative financial strength in either the Standard or Small and Mid-cap Editions of The Value Line Investment Survey or rated BB+ or below by Standard & Poor’s Rating Service or Ba1 or below by Moody’s Investor Service or are determined by the Adviser to be of comparable credit quality.  In deciding which securities to buy, hold or sell, the Adviser considers a number of factors, including the issuer’s creditworthiness, economic developments and interest rate trends as well as the security’s credit rating.”

5.
The following sentences under “How has the Fund performed?” on page 5 will be deleted:  “You should remember that unlike the Fund, the index is unmanaged and does not include expenses, which are deducted from Fund returns, or taxes.  All returns reflect reinvested dividends.”

6.
On page 6, the first paragraph (except for the last sentence) under the average annual total returns table and the last sentence of the second paragraph will be deleted. The footnote to the table will be deleted and added in parentheses after “Barclay’s Capital U.S. Corporate High Yield Bond Index” in the table.

7.	Under “Who manages the Fund?” on page 7, the last sentence of the second paragraph will be deleted.

8.	The paragraph under “Tax information” on page 7 will read as follows: “The Fund’s distributions generally are taxable as ordinary income or capital gains.”

12.	Under “Repurchase Agreements” on page B-6 in the Statement of Additional Information, the words “without limit” will be added at the end of the first sentence.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel

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